January 4, 2016

Via EDGAR

Ms. Cecilia Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Commercial Vehicle Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 1-34365

Dear Ms. Blye:

Commercial Vehicle Group, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff's letter dated December 22, 2015 (the “Comment Letter”), regarding the Commission's review of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2014. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an extension of an additional (10) business days until January 21, 2016 in order to complete the necessary due diligence to respond to the Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (614) 289-0326.

Very truly yours,

/s/ Aneezal H. Mohamed

Aneezal H. Mohamed
Vice President, Interim General Counsel & Assistant Secretary

cc: Pradip Bhaumik, Special Counsel, Securities and Exchange Commission
C. Timothy Trenary, Chief Financial Officer, Commercial Vehicle Group, Inc.

7800 Walton Parkway / New Albany, OH / 43054 / 614.289.5360